UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29947 / February 14, 2012

_____

In the Matter of: :
                                                                 :
New York Life Insurance and   :
Annuity Corporation, <u>et</u> <u>al</u>.   :
Charles A. Whites, Esq.   :
New York Life Insurance and Annuity Corporation   :
Madison Avenue, New York, New York 10010   :
                                                                 :
(812-13902)   :

_____

ORDER UNDER SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940,
AS AMENDED (THE "1940 ACT") GRANTING APPROVAL OF SUBSTITUTION
AND AN ORDER PURUSANT TO SECTION 17(b) OF THE 1940 ACT GRANTING
EXEMPTIONS FROM SECTION 17(a) OF THE 1940 ACT

An application was filed on May 10, 2011, and amended applications were filed on
December 30, 2011, and January 18, 2012 (as amended, the "Application") by New York
Life Insurance and Annuity Corporation ("NYLIAC") and NYLIAC Variable Annuity
Separate Account—I ("VA I"), NYLIAC Variable Annuity Separate Account—II,
NYLIAC Variable Annuity Separate Account—III, NYLIAC Variable Annuity Separate
Account—IV, NYLIAC Variable Universal Life Separate Account—I, NYLIAC
Corporate Sponsored Variable Universal Life Separate Account—I ("Corporate VUL I"),
NYLIAC Private Placement Variable Universal Life Separate Account – I, and NYLIAC
Private Placement Variable Universal Life Separate Account – II (collectively, the
"Separate Accounts" and, together with NYLIAC, the "Section 26 Applicants"); and
Mainstay VP Funds Trust ("MVPFT" and, together with NYLIAC and the Separate
Accounts, the "Section 17 Applicants"). The Section 26 Applicants and the Section 17
Applicants are collectively referred to herein as the "Applicants." Applicants seek an
order of the Securities and Exchange Commission ("Commission") pursuant to Section
26(c) of the 1940 Act, approving substitution of shares ("Substitutions") of certain series
of MVPFT (the "Replacement Portfolios") for shares of series of other registered
investment companies (the "Existing Portfolios") held by the Separate Accounts to fund
certain group and individual variable annuity contracts and variable universal life
insurance policies issued by NYLIAC. The Section 17 Applicants seek an order pursuant
to Section 17(b) of the 1940 Act to the extent necessary to permit them to effectuate the
Substitutions by redeeming all or a portion of the securities of one or more of the Existing
Portfolios in-kind and using those securities received to purchase shares of the
Replacement Portfolios.

A notice of the filing of the application was issued on January 19, 2012 (Release No. IC-29923). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. The Commission has not received a request for a hearing and, thus, has not ordered a hearing.

The matter has been considered, and it is found that the approval of the Substitutions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and the proposed transactions are consistent with the general purposes of the 1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 26(c) of the 1940 Act, that the proposed Substitutions by New York Life Insurance and Annuity Corporation, et al. (812-13902) are approved; and

IT IS FURTHER ORDERED pursuant to Sections 6(c) and 17(b) of the 1940 Act, that the requested exemption from Section 17(a) of the 1940 Act, be, and hereby is, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Kevin M. O'Neill
Deputy Secretary